UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SouFun Holdings Limited
(Name of Issuer)
Class A and Class B Ordinary Shares
(Title of Class of Securities)
836034108
(CUSIP Number)
September 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No.	836034108

1	NAMES OF REPORTING PERSONS Tianquan Mo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	PRC

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Class A: 0.4%, Class B: 42.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 8 pages

CUSIP No.	836034108

1	NAMES OF REPORTING PERSONS Media Partner Technology Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Class A: 0.4%, Class B: 42.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 8 pages

CUSIP No.	836034108

1	NAMES OF REPORTING PERSONS Deutsche Bank International Trust Co. (Cayman) Limited as Trustees of The MC Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	236,250 Class A ordinary shares 11,355,645 Class B ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Class A: 0.4%, Class B: 42.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

SouFun Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8/F Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing, 100044, PRC

Item 2(a).	Name of Persons Filing:

Tianquan Mo

Media Partner Technology Limited (the “Record Holder”)

Deutsche Bank International Trust Co. (Cayman) Limited as Trustees of The MC Trust (the “Trust”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of Mr. Mo and the Record Holder is 8/F Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing, 100044, PRC.

The address of the Trust is Boundary Hall, Cricket Square, 171 Elgin Ave, George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

Mr. Mo is a PRC citizen. The place of organization of the Record Holder is the British Virgin Islands.. The Trust is established under the laws of Cayman
Islands.

Item 2(d).	Title of Class of Securities:

Class A and Class B Ordinary Shares

Item 2(e).	CUSIP Number:

836034108

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

( a )	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

( b )	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

( c )	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

( d )	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

( e )	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

( f )	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 5 of 8 pages

( g )	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

( h )	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

( i )	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

( j )	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	236,250 Class A ordinary shares
11,355,645 Class B ordinary shares

(b) Percent of class:	Class A: 0.4%, Class B: 42.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

(ii) Shared power to vote or to direct the vote:	236,250 Class A ordinary shares
11,355,645 Class B ordinary shares

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:	236,250 Class A ordinary shares
11,355,645 Class B ordinary shares

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 7 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

/s/ Tianquan Mo
Tianquan Mo

/s/ Jing Cao
Name: Jing Cao
Media Partner Technology Limited

/s/ Kenny Curpen
Name: Kenny Curpen
Deutsche Bank International Trust Co. (Cayman) Limited as Trustees of The MC Trust

/s/ Ritesch Bissessur
Name: Ritesch Bissessur
Deutsche Bank International Trust Co. (Cayman) Limited as Trustees of The MC Trust

Page 8 of 8 pages